SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

SCHEDULE 13D
[Rule 13d-101]

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO § 240.13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO 240.13d-2(a)

(Amendment No. 1)

ShangPharma Corporation
(Name of Issuer)

Ordinary Shares, par value $0.001 per share
(Title of Class of Securities)

81943P104
(CUSIP Number)

Ronald Cami Vice President TPG Global, LLC 301 Commerce Street, Suite 3300 Fort Worth, TX 76102 (817) 871-4000
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

December 21, 2012
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d -1(e), 240.13d -1(f) or 240.13d -1(g), check the following box. 

Note.            Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d -7 for other parties to whom copies are to be sent.

(Continued on following pages)

(Page 1 of 16 Pages)

______________________

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 81943P104	13D	Page 2 of 16 Pages

1	NAMES OF REPORTING PERSONS TPG Group Holdings (SBS) Advisors, Inc.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☐ (See Item 2)
3	SEC USE ONLY
4	SOURCE OF FUNDS (see instructions) OO (See Item 3)
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 224,144,220 (See Items 2, 3, 4 and 5)*
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 224,144,220 (See Items 2, 3, 4 and 5)*
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 224,144,220 (See Items 2, 3, 4 and 5)*
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11 66.9% (See Item 5)**
14	TYPE OF REPORTING PERSON (see instructions) CO

*
As further described in Item 2, the Reporting Persons (as defined below) may be deemed to beneficially own the Ordinary Shares (as defined below) of the Issuer (as defined below) beneficially owned by the Founder Reporting Persons (as defined below) and Han Ming (as defined below), including 1,800,000 Ordinary Shares of the Issuer issuable to the Founder (as defined below) under the terms of certain restricted share units.

**
The calculation is based on 335,000,510 Ordinary Shares outstanding as of December 14, 2012 based on the information provided in the Merger Agreement (as defined below) and including 1,800,000 Ordinary Shares of the Issuer issuable to the Founder under the terms of certain restricted share units.

CUSIP No. 81943P104	13D	Page 3 of 16 Pages

1	NAMES OF REPORTING PERSONS David Bonderman
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☐ (See Item 2)
3	SEC USE ONLY
4	SOURCE OF FUNDS (see instructions) OO (See Item 3)
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 224,144,220 (See Items 2, 3, 4 and 5)*
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 224,144,220 (See Items 2, 3, 4 and 5)*
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 224,144,220 (See Items 2, 3, 4 and 5)*
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11 66.9% (See Item 5)**
14	TYPE OF REPORTING PERSON (see instructions) IN

*
As further described in Item 2, the Reporting Persons may be deemed to beneficially own the Ordinary Shares of the Issuer beneficially owned by the Founder Reporting Persons and Han Ming, including 1,800,000 Ordinary Shares of the Issuer issuable to the Founder under the terms of certain restricted share units.

**
The calculation is based on 335,000,510 Ordinary Shares outstanding as of December 14, 2012 based on the information provided in the Merger Agreement and including 1,800,000 Ordinary Shares of the Issuer issuable to the Founder under the terms of certain restricted share units.

CUSIP No. 81943P104	13D	Page 4 of 16 Pages

1	NAMES OF REPORTING PERSONS James G. Coulter
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☐ (See Item 2)
3	SEC USE ONLY
4	SOURCE OF FUNDS (see instructions) OO (See Item 3)
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 224,144,220 (See Items 2, 3, 4 and 5)*
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 224,144,220 (See Items 2, 3, 4 and 5)*
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 224,144,220 (See Items 2, 3, 4 and 5)*
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11 66.9% (See Item 5)**
14	TYPE OF REPORTING PERSON (see instructions) IN

*
As further described in Item 2, the Reporting Persons may be deemed to beneficially own the Ordinary Shares of the Issuer beneficially owned by the Founder Reporting Persons and Han Ming, including 1,800,000 Ordinary Shares of the Issuer issuable to the Founder under the terms of certain restricted share units.

**
The calculation is based on 335,000,510 Ordinary Shares outstanding as of December 14, 2012 based on the information provided in the Merger Agreement and including 1,800,000 Ordinary Shares of the Issuer issuable to the Founder under the terms of certain restricted share units.

This Amendment No. 1 (this “Amendment”) amends and restates in its entirety the Schedule 13D filed by the Reporting Persons on July 16, 2012 (the “Original Schedule 13D” and, as amended and restated by this Amendment, this “Schedule 13D”).

Item 1.  Security and Issuer

This Schedule 13D relates to the Ordinary Shares, par value $0.001 per share (the “Ordinary Shares”), of ShangPharma Corporation (the “Issuer”).  The principal executive offices of the Issuer are located at No. 5 Building, 998 Halei Road, Zhangjiang Hi-Tech Park, Pudong New Area, Shanghai, 201203, The People’s Republic of China.

Item 2.  Identity and Background

This Schedule 13D is being filed jointly on behalf of TPG Group Holdings (SBS) Advisors, Inc., a Delaware corporation (“Group Advisors”), David Bonderman and James G. Coulter (each, a “Reporting Person,” and collectively, the “Reporting Persons”).  The business address of each Reporting Person is c/o TPG Global, LLC, 301 Commerce Street, Suite 3300, Fort Worth, TX 76102.

Group Advisors is the general partner of TPG Group Holdings (SBS), L.P., a Delaware limited partnership, which is the sole member of TPG Holdings I-A, LLC, a Delaware limited liability company, which is the general partner of TPG Holdings I, L.P., a Delaware limited partnership (“TPG Holdings”), which is the sole member of TPG Star GenPar Advisors, LLC, a Delaware limited liability company, which is the general partner of TPG Star GenPar, L.P., a Delaware limited partnership, which is general partner of TPG Star, L.P., a Delaware limited partnership (“TPG Star”), which is the sole shareholder of TPG Star Charisma Limited, a company incorporated in Hong Kong (“TPG Star Charisma”).  TPG Holdings is also the sole member of TPG Biotechnology GenPar II Advisors LLC, a Delaware limited liability company, which is the general partner of TPG Biotechnology Partners GenPar II, L.P., a Delaware limited partnership, which is general partner of TPG Biotechnology Partners II, L.P., a Delaware limited partnership (“TPG Biotech Partners II”), which is the sole shareholder of TPG Biotech II Charisma Limited, a company incorporated in Hong Kong (“TPG Biotech Charisma” and, together with TPG Star Charisma, the “TPG Funds”).  TPG Biotech Charisma directly holds 12,397,465 Ordinary Shares and TPG Star Charisma directly holds 24,836,549 Ordinary Shares.  Together, the TPG Funds hold 37,234,014 Ordinary Shares (the “TPG Shares”) as reported herein.  Because of Group Advisors’ relationship to the TPG Funds, Group Advisors may be deemed to beneficially own the TPG Shares.

Messrs. Bonderman and Coulter are the directors, officers and sole stockholders of Group Advisors.  Because of the relationship of Messrs. Bonderman and Coulter to Group Advisors, each of Messrs. Bonderman and Coulter may be deemed to beneficially own the TPG Shares.  Messrs. Bonderman and Coulter disclaim beneficial ownership of the TPG Shares except to the extent of their pecuniary interest therein.

As further described in Item 4 below, the Reporting Persons may be deemed to (a) constitute a “group” (within the meaning of Section 13(d)(3) of the Act) with Michael Xin Hui (the “Founder”), ChemExplorer Investment Holdings Limited, a company incorporated under the laws of the British Virgin Islands (“ChemExplorer”), ChemPartner Investment Holdings Limited, a company incorporated under the laws of the British Virgin Islands (“ChemPartner”) and Joint Benefit Group Limited, a company incorporated under the laws of the British Virgin Islands (“Joint Benefit” and together with ChemExplorer and ChemPartner, the “Founder Vehicles” and, together with the Founder, the “Founder Parties”) and (b) beneficially own the 2,542,506 Ordinary Shares (the “Han Ming Shares”) beneficially owned by  Han Ming Tech Investment Limited, a company incorporated under the laws of the British Virgin Islands (“Han Ming”), and the 184,367,700 Ordinary Shares (the “Founder Shares”) beneficially owned by the Founder Parties and certain trusts and individuals (collectively, the “Founder Reporting Persons”), including 1,800,000 Ordinary Shares issuable to the Founder under the terms of certain restricted share units and 570,870 Ordinary Shares represented by American Depositary Shares of the Issuer (“ADSs”, each ADS representing 18 Ordinary Shares) held by Joint Benefit Group.  Each Reporting Person disclaims beneficial ownership of any Ordinary Shares beneficially owned by the Founder Reporting Persons, Han Ming or any other person, and do not affirm membership in a “group” (within the meaning of Section 13(d)(3) of the Act) with the Founder Reporting Persons or any other person, and this Schedule 13D shall not be construed as acknowledging that any of the Reporting Persons, for any or all purposes, beneficially own any Ordinary Shares beneficially owned by the Founder Reporting Persons, Han Ming or any other person or is a member of a group with the Founder Reporting Persons or any other person.

The principal business of Group Advisors is serving as the sole ultimate general partner, managing member or similar entity of related entities (including TPG Biotech Charisma and TPG Star Charisma) engaged in making investments in securities of public and private companies.

The present principal occupation of David Bonderman is Chairman of the Board and President of Group Advisors and officer, director or manager of other affiliated entities.

The present principal occupation of James G. Coulter is director and Senior Vice President of Group Advisors and officer, director or manager of other affiliated entities.

The name, residence or business address and present principal occupation or employment of each director, executive officer and controlling person of Group Advisors are listed on Schedule I hereto.

Each of Messrs. Bonderman, Coulter and the individuals referred to on Schedule I hereto is a United States citizen.

The agreement among the Reporting Persons relating to the joint filing of this Schedule 13D is attached as Exhibit 1 hereto.

During the past five years, none of the Reporting Persons (or, to the knowledge of each of the Reporting Persons, any of the persons listed on Schedule I hereto) (i) has been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.  Source and Amount of Funds or Other Consideration

The information set forth in or incorporated by reference in Items 2, 4 and 5 of this statement is incorporated by reference in its entirety into this Item 3.

As described in Item 2, the Reporting Persons may be deemed to beneficially own the Founder Shares and the Han Ming Shares.  No Ordinary Shares were purchased by the Reporting Persons and thus no funds were used by any of the Reporting Persons for such purpose.

Item 4.  Purpose of Transaction

Consortium Agreement and Acquisition Proposal

TPG Star Charisma entered into a consortium agreement, dated July 6, 2012, (as amended on December 21, 2012, the “Consortium Agreement”), among TPG Star Charisma and the Founder Parties.  Under the Consortium Agreement, the parties agreed to, among other things, form a consortium to work exclusively with one another to acquire the Issuer (the “Transaction”).  In addition, the parties agreed not to (1) make a competing proposal for the acquisition of control of the Issuer; or (2) acquire or dispose of any (i) ADSs, (ii) shares of the Issuer or (iii) warrants, option or shares that are convertible into ADSs or Ordinary Shares.  Further, the Founder Parties and TPG Star Charisma agreed to incorporate ShangPharma Holdings Limited, an exempted company with limited liability incorporated under the laws of the Cayman Islands (“Holdings”) and cause Holdings to incorporate a direct or indirect wholly owned subsidiary of Holdings to be merged with and into the Issuer upon consummation of the Transaction; contribute the Rollover Shares (as defined below) to Holdings; conduct due diligence with respect to the Issuer and its business; engage in discussions with the Issuer regarding the terms of the Proposal (as defined below); negotiate in good faith any amendments to the Proposal; negotiate in good faith the terms of the documentation required to implement the Transaction, including but not limited to the Proposal, a merger agreement, any debt financing documents and a shareholders’ agreement that would, among other things, govern the relationship of the shareholders of Holdings following the consummation of the Transaction; use best efforts to arrange debt financing for the Issuer following the consummation of the Transaction; and if the Transaction is consummated, be reimbursed by the surviving company for certain costs and expenses related to the Transaction.

Pursuant to the Consortium Agreement, on July 6, 2012, TPG Star Charisma and the Founder submitted a non-binding proposal (the “Proposal”) to the Issuer’s Board of Directors related to the proposed acquisition of all of the outstanding Ordinary Shares (including ADSs), but excluding the Rollover Shares (as defined below) for cash consideration equal to between $0.47 to $0.52 per Ordinary Share ($8.50 to $9.50 per ADS), to be funded by a combination of debt and equity capital.

Merger Agreement

On December 21, 2012, the Issuer entered into an agreement and plan of merger (the “Merger Agreement”) with Holdings, ShangPharma Parent Limited, an exempted company with limited liability incorporated under the laws of the Cayman Islands and a direct wholly-owned subsidiary of Holdings (“Parent”), and ShangPharma Merger Sub Limited, an exempted company with limited liability incorporated under the laws of the Cayman Islands and a direct wholly-owned subsidiary of Parent (“Merger Sub”), providing for the merger of Merger Sub with and into the Issuer, with the Issuer continuing as the surviving corporation and wholly-owned subsidiary of Parent (the “Merger”).  At the effective time of the Merger (the “Effective Time”), the outstanding Ordinary Shares and ADSs will cease to be outstanding and will be cancelled, and each Ordinary Share (excluding the Rollover Shares (as defined below), Ordinary Shares or ADSs held in the Issuer’s treasury, any Ordinary Shares or ADSs held by a stockholder of the Issuer who is entitled to and properly exercises appraisal rights under Cayman Companies Law and Founder Plan RSU Shares (as defined in the Merger Agreement)) will be converted into the right to receive cash consideration, without interest, equal to $0.50 per Ordinary Share ($9.00 per ADS) (the “Per Ordinary Share/Per ADS Merger Consideration”).

The Merger Agreement contains customary representations, warranties and covenants for a transaction of this type.  The Merger Agreement also contains customary covenants, including covenants providing for each of the parties (i) to use reasonable best efforts to cause the transactions to be consummated and (ii) to call and hold an extraordinary stockholders’ meeting of the issuer for purposes of voting and approving the Merger Agreement and recommend adoption of the Merger Agreement, subject to applicable fiduciary duties. The Merger Agreement also requires the Issuer to conduct its operations in all material respects according to the ordinary course of business consistent with past practice during the period between the execution of the Merger Agreement and the closing of the Merger. The Issuer is subject to customary “no-shop” restrictions on its ability to solicit alternative acquisition proposals from third parties and to provide information to and engage in discussions with third parties regarding alternative acquisition proposals, subject to certain exceptions in certain circumstances prior to adoption of the Merger Agreement.

The consummation of the Merger is subject to the satisfaction or waiver of a number of conditions set forth in the Merger Agreement, including the approval of the Merger Agreement by holders of Ordinary Shares representing two-thirds or more of the Ordinary Shares present and voting at an extraordinary shareholders’ meeting of the Issuer convened for purposes of voting and approving the Merger Agreement.  In the event that, under certain circumstances, the Issuer’s board of directors changes its recommendation with respect to the Merger Agreement and the Merger, and the Merger Agreement has not subsequently been terminated by Parent as a result of such change in recommendation, the approval of the Merger Agreement and the Merger will also require the affirmative vote of holders of Ordinary Shares (other than Rollover Shares) representing a majority of the outstanding Ordinary Shares (other than the Rollover Shares) present and voting in person or by proxy at the extraordinary shareholders’ meeting of the Issuer convened for purposes of voting and approving the Merger Agreement.  The Merger Agreement may be terminated by the Issuer or Parent under certain circumstances.

If the transactions contemplated by the Merger Agreement are consummated, the Ordinary Shares and the ADSs will be delisted from the New York Stock Exchange and deregistered under the Act.

Upon consummation of the Merger, the directors of Merger Sub at the effective time of the Merger and the officers of the Issuer at the effective time of the Merger shall in each case be the directors and officers of the surviving corporation, unless otherwise determined by Parent prior to the effective time, until their respective successors are duly elected or appointed and qualified or their death, resignation or removal in accordance with the articles of incorporation and by-laws of the surviving corporation.

Voting Agreement

In connection with the transactions contemplated by the Merger Agreement, on December 21, 2012, Parent, the Issuer, the TPG Funds, the Founder Vehicles and Han Ming entered into a voting agreement (the “Voting Agreement”), pursuant to which each of the TPG Funds, the Founder Vehicles and Han Ming agreed to, with respect to the Ordinary Shares  (including Ordinary Shares represented by ADSs) listed in the Voting Agreement, (i) vote in favor of approval of the Merger Agreement and the transactions contemplated thereby and any related action reasonably required in furtherance thereof,  (ii) vote against any alternative acquisition proposal by a third party, (iii) not enter into at any time prior to the termination of the Voting Agreement, any voting trust agreement or any other contract (other than the Contribution Agreement (as defined below)) and (iv) appoint Parent and any other designee of Parent as irrevocable proxy and attorney-in-fact (with full power of substitution) to vote such shares.  The Voting Agreement will terminate immediately upon termination of the Merger Agreement.

Contribution Agreement

In connection with the transactions contemplated by the Merger Agreement, on December 21, 2012, Holdings, Parent, the Founder Parties, the TPG Funds and Han Ming entered into a contribution agreement (the “Contribution Agreement”), pursuant to which, shortly before the closing date of the Merger (the “Closing Date”), the Founder Parties, the TPG Funds and Han Ming (collectively, the “Rollover Shareholders”) will contribute all of the Ordinary Shares held by them to Holdings, excluding (i) the Founder Plan RSU Shares (as defined in the Merger Agreement) and (ii) any Ordinary Shares beneficially owned by Han Ming in excess of 1,802,506 Ordinary Shares (such contributed Ordinary Shares, the “Rollover Shares”).   The Rollover Shareholders will receive stock consideration equal to one share of Holdings stock per Rollover Share.  Further, immediately following the receipt by Holdings of the Rollover Shares, Holdings will contribute the Rollover Shares to Parent.

In addition, from the date of the Contribution Agreement until termination thereof, the Rollover Shareholders will not, directly or indirectly, (i) tender any Rollover Shares into any tender or exchange offer, (ii) sell (constructively or otherwise), transfer, pledge, hypothecate, grant, encumber, assign or otherwise dispose of (collectively, “Transfer”), or enter into any contract, option or other arrangement or understanding with respect to the Transfer of any Rollover Shares or any right, title or interest thereto or therein (including by operation of law), (iii) deposit any Rollover Shares into a voting trust or grant any proxy or power of attorney or enter into a voting agreement with respect to any Rollover Shares (other than the Voting Agreement and the Consortium Agreement), (iv) knowingly take any action that would make any representation or warranty of such Rollover Shareholder set forth in the Contribution Agreement untrue or incorrect or have the effect of preventing, disabling or delaying such Rollover Shareholder from performing any of his, her or its obligations under the Contribution Agreement, or (v) agree (whether or not in writing) to take any of the actions referred to in the foregoing clauses (i) through (iv).

The Contribution Agreement will terminate immediately upon termination of the Merger Agreement.

Limited Guaranty

In connection with the transactions contemplated by the Merger Agreement, on December 21, 2012, the Founder, TPG Star and TPG Biotech Partners II (collectively, the “Guarantors”) entered into a limited guaranty with the Issuer (the “Limited Guaranty”), pursuant to which the Guarantors irrevocably and unconditionally, severally but not jointly, guaranteed, subject to certain conditions, Parent’s termination fee and certain reimbursement and indemnification obligations of Parent, each under the Merger Agreement; provided that each Guarantor’s payment obligation under the Limited Guaranty will not exceed the percentage of Parent’s termination fee and reimbursement and indemnification obligations each as set forth therein.  The Limited Guaranty will terminate upon (i) the Effective Time, (ii) the termination of the Merger Agreement or (iii) in the case of a termination of the Merger Agreement for which Parent’s termination fee is payable, the date falling 180 days after such termination.

Equity Commitment Letters

In connection with the transactions contemplated by the Merger Agreement, on December 21, 2012, TPG Star, TPG Biotech Partners II and Holdings entered into a letter agreement (the “TPG Equity Commitment Letter”), pursuant to which TPG Star and TPG Biotech Partners II agreed to purchase in aggregate equity securities of Holdings for $22 million, subject to certain conditions, which commitments are to be used by Holdings and/or Parent solely for the purpose of (i) funding a portion of the fund used to pay the holders of Ordinary Shares, ADSs, options and restricted stock units of the Issuer in accordance with the Merger Agreement and (ii) paying a portion of the fees and expenses in connection with the Merger and the debt financing or other transactions related thereto.  Simultaneously with the execution of the TPG Equity Commitment Letter, Joint Benefit and Holdings entered into a letter agreement (the “Joint Benefit Equity Commitment Letter” and, together with the TPG Commitment Letter, the “Equity Commitment Letters”) substantially similar to the TPG Equity Commitment Letter, pursuant to which Joint Benefit agreed to purchase in aggregate equity securities of Holdings for $3 million, subject to certain conditions.

 Debt Commitment Letter

In connection with the transactions contemplated by the Merger Agreement, on December 21, 2012, Standard Chartered Bank (Hong Kong) Limited (“SCB”) and Parent entered into a letter agreement (the “Debt Commitment Letter”), pursuant to which SCB agreed to, subject to certain conditions, arrange and underwrite the financings required to complete the Merger, including (a) a senior amortizing term loan facility in an aggregate amount of $25 million (“Facility A”), (b) a senior term loan facility in an aggregate amount of $15 million (together with Facility A, the “Term Facilities”), (c) a senior offshore revolving credit facility in an aggregate amount of $4 million (the “Offshore Revolving Facility”) and (d) an uncommitted onshore senior secured revolving credit facility in an aggregate amount of $5 million.  The Term Facilities will be used to finance the Per Ordinary Share/Per ADS Merger Consideration and the payment of fees, costs and expenses incurred in connection with the Acquisition.  The Offshore Revolving Facility will be used for general corporate and working capital purposes of, among others, Parent, Merger Sub and the Issuer.

Interim Investors Agreement

In connection with the transactions contemplated by the Merger Agreement, the Equity Commitment Letters and the Contribution Agreement, on December 21, 2012, Holdings, the TPG Funds, ChemExplorer and ChemPartner (together with ChemExplorer and the TPG Funds, the “Investors”) entered in to an interim investors agreement (the “Interim Investors Agreement”).  Pursuant to the terms of the Interim Investors Agreement, among other things, (i) prior approval of all the Investors shall be required to cause Holdings to, and Holdings shall not without such approval, take any action or refrain from taking any action in order for Holdings to comply with its obligations, satisfy its closing conditions or exercise its rights under the Merger Agreement, (ii) the Investors shall seek to cause Holdings and/or its applicable subsidiaries to negotiate and enter into definitive agreements relating to debt financing to be provided at the Closing on the terms set forth in the Debt Commitment Letter, (iii) the Investors shall negotiate in good faith on a shareholders’ agreement to be entered into among the Investors on the Closing Date in respect of governance, investors’ rights and other terms relating to their investment in the equity securities of Holdings as are reasonably satisfactory to the Investors and (iv) each Investor shall affirm that Holdings, acting at the direction of all of the Investors, shall be entitled to enforce the provisions of each Equity Commitment Letter provided that all of the Investors have determined that the closing conditions contained in the Merger Agreement have been satisfied or validly waived.

Other than as described above, none of the Reporting Persons nor, to the best knowledge of each of the Reporting Persons, without independent verification, any of the persons listed in Schedule A hereto, currently has any plans or proposals that relate to, or would result in, any of the matters listed in Items 4(a)–(j) of Schedule 13D, although the Reporting Persons may, at any time and from time to time, review or reconsider their position and/or change their purpose and/or formulate plans or proposals with respect thereto.  As a result of these activities, one or more of the Reporting Persons may suggest or take a position with respect to potential changes in the operations, management or capital structure of the Issuer as a means of enhancing shareholder value.  Such suggestions or positions may include one or more plans or proposals that relate to or would result in any of the actions required to be reported herein, including, without limitation, such matters as acquiring additional securities of the Issuer or disposing of securities of the Issuer; entering into an extraordinary corporate transaction such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries; selling or transferring a material amount of assets of the Issuer or any of its subsidiaries; changing the present Board or management of the Issuer, including changing the number or term of directors or filling any existing vacancies on the Board; materially changing the present capitalization or dividend policy of the Issuer; materially changing the Issuer’s business or corporate structure; changing the Issuer’s certificate of incorporation, bylaws or instruments corresponding thereto or taking other actions which may impede the acquisition of control of the Issuer by any person; causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association; causing a class of equity securities of the Issuer to become eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Act; and taking any action similar to any of those enumerated above.

The description of the Proposal, the original Consortium Agreement, the amendment to the Consortium Agreement, the Merger Agreement, the Voting Agreement, the Contribution Agreement, the Limited Guaranty, the TPG Equity Commitment Letter, the Joint Benefit Equity Commitment Letter, the Debt Commitment Letter and the Interim Investors Agreement set forth above in this Item 4 do not purport to be complete and are qualified in their entirety by reference to the full text of the Proposal, the original Consortium Agreement, the amendment to the Consortium Agreement, the Merger Agreement, the Voting Agreement, the Contribution Agreement, the Limited Guaranty, the TPG Equity Commitment Letter, the Joint Benefit Equity Commitment Letter, the Debt Commitment Letter and the Interim Investors Agreement, which have been filed as Exhibit 2, Exhibit 3, Exhibit 4, Exhibit 5, Exhibit 6, Exhibit 7, Exhibit 8, Exhibit 9, Exhibit 10, Exhibit 11 and Exhibit 12, respectively, and that are incorporated herein by this reference.

Item 5.  Interest in Securities of the Issuer

The information contained on each of the cover pages of this Schedule 13D and the information set forth or incorporated in Items 2, 3, 4, and 6 are hereby incorporated herein by reference.

(a)–(b)    The following disclosure assumes that there are a total of 335,000,510 Ordinary Shares outstanding as of December 14, 2012 based on the information provided in the Merger Agreement and including 1,800,000 Ordinary Shares of the Issuer issuable to the Founder under the terms of certain restricted share units.

As further described in Item 2, pursuant to Rule 13d-3 of the Act, the Reporting Persons may be deemed to beneficially own 224,144,220 Ordinary Shares, including 1,800,000 Ordinary Shares issuable to the Founder under the terms of certain restricted share units and 570,870 Ordinary Shares represented by ADSs, which constitutes approximately 66.9% of the outstanding Ordinary Shares.

(c)           Except as set forth in this Item 5, none of the Reporting Persons nor, to the best knowledge of the Reporting Persons, without independent verification, any person named in Item 2 hereof has effected any transaction in the Ordinary Shares during the past 60 days.

(d)           To the best knowledge of the Reporting Persons, no person other than the Reporting Persons, the Founder Reporting Persons and Han Ming has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the securities beneficially owned by the Reporting Persons identified in this Item 5.

(e)           Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

The information set forth or incorporated in Item 3 and Item 4 is hereby incorporated herein by reference.

Item 7. Material to Be Filed as Exhibits

1.
Agreement of Joint Filing by TPG Advisors II, Inc., TPG Advisors III, Inc., TPG Advisors V, Inc., TPG Advisors VI, Inc., T3 Advisors, Inc., T3 Advisors II, Inc., TPG Group Holdings (SBS) Advisors, Inc., David Bonderman and James G. Coulter, dated as of February 14, 2011 (previously filed with the Commission as Exhibit 1 to Schedule 13G filed by TPG Group Holdings (SBS) Advisors, Inc., David Bonderman and James G. Coulter on February 14, 2011).

2.	Proposal Letter dated July 6, 2012, from Michael Xin Hui and TPG Star Charisma Limited to the Board of Directors of ShangPharma Corporation (previously filed with the Original Schedule 13D).

3.
Consortium Agreement dated July 6, 2012, by and among Michael Xin Hui, ChemExplorer Investment Holdings Ltd., ChemPartner Investment Holdings Limited, and TPG Star Charisma Limited (previously filed with the Original Schedule 13D).

4.
Amendment to Consortium Agreement dated December 21, 2012, by and among Michael Xin Hui, ChemExplorer Investment Holdings Ltd., ChemPartner Investment Holdings Limited, and TPG Star Charisma Limited (previously filed with the Commission as Exhibit 4 to Schedule 13D/A filed by Michael Xin Hui, The 2012 Michael Xin Hui Irrevocable Qualified Annuity Trust, The Hui Trust, Hui Family Trust, ChemPartner Investment Holdings Limited, ChemExplorer Investment Holdings Ltd. and Joint Benefit Group Limited on December 26, 2012).

5.
Agreement and Plan of Merger dated December 21, 2012, by and among ShangPharma Holdings Limited, ShangPharma Parent Limited, ShangPharma Merger Sub Limited and ShangPharma Corporation. (previously filed with the Issuer’s Form 6-K on December 26, 2012).

6.
Voting Agreement dated December 21, 2012, by and among ShangPharma Corporation, ShangPharma Parent Limited, Joint Benefit Group Limited, ChemExplorer Investment Holdings Ltd., ChemPartner Investment Holdings Limited, Han Ming Tech Investment Limited, TPG Star Charisma Limited and TPG Biotech II Charisma Limited (previously filed with the Commission as Exhibit 6 to Schedule 13D/A filed by Michael Xin Hui, The 2012 Michael Xin Hui Irrevocable Qualified Annuity Trust, The Hui Trust, Hui Family Trust, ChemPartner Investment Holdings Limited, ChemExplorer Investment Holdings Ltd. and Joint Benefit Group Limited on December 26, 2012).

7.
Contribution Agreement dated December 21, 2012, by and among ShangPharma Holdings Limited, ShangPharma Parent Limited, Joint Benefit Group Limited, ChemExplorer Investment Holdings Ltd., ChemPartner Investment Holdings Limited, Han Ming Tech Investment Limited, TPG Star Charisma Limited and TPG Biotech II Charisma Limited (previously filed with the Commission as Exhibit 7 to Schedule 13D/A filed by Michael Xin Hui, The 2012 Michael Xin Hui Irrevocable Qualified Annuity Trust, The Hui Trust, Hui Family Trust, ChemPartner Investment Holdings Limited, ChemExplorer Investment Holdings Ltd. and Joint Benefit Group Limited on December 26, 2012).

8.
Limited Guaranty dated December 21, 2012, from Michael Xin Hui, TPG Star, L.P. and TPG Biotechnology Partners II, L.P. in favor of ShangPharma Corporation (previously filed with the Commission as Exhibit to Schedule 13D/A filed by Michael Xin Hui, The 2012 Michael Xin Hui Irrevocable Qualified Annuity Trust, The Hui Trust, Hui Family Trust, ChemPartner Investment Holdings Limited, ChemExplorer Investment Holdings Ltd. and Joint Benefit Group Limited on December 26, 2012).

9.
Commitment Letter dated December 21, 2012, from TPG Star, L.P. and TPG Biotechnology Partners II, L.P. to ShangPharma Holdings Limited (previously filed with the Commission as Exhibit 9 to Schedule 13D/A filed by Michael Xin Hui, The 2012 Michael Xin Hui Irrevocable Qualified Annuity Trust, The Hui Trust, Hui Family Trust, ChemPartner Investment Holdings Limited, ChemExplorer Investment Holdings Ltd. and Joint Benefit Group Limited on December 26, 2012).

10.
Commitment Letter dated December 21, 2012, from Joint Benefit Group Limited (previously filed with the Commission as Exhibit 10 to Schedule 13D/A filed by Michael Xin Hui, The 2012 Michael Xin Hui Irrevocable Qualified Annuity Trust, The Hui Trust, Hui Family Trust, ChemPartner Investment Holdings Limited, ChemExplorer Investment Holdings Ltd. and Joint Benefit Group Limited on December 26, 2012).

11.
Commitment Letter dated December 21, 2012, from Standard Chartered Bank (Hong Kong) Limited to ShangPharma Parent Limited (previously filed with the Commission as Exhibit 11 to Schedule 13D/A filed by Michael Xin Hui, The 2012 Michael Xin Hui Irrevocable Qualified Annuity Trust, The Hui Trust, Hui Family Trust, ChemPartner Investment Holdings Limited, ChemExplorer Investment Holdings Ltd. and Joint Benefit Group Limited on December 26, 2012).

12.
Interim Investors Agreement dated December 21, 2012, by and among ShangPharma Holdings Limited, ChemExplorer Investment Holdings Ltd., ChemPartner Investment Holdings Limited, TPG Star Charisma Limited and TPG Biotech II Charisma Limited (previously filed with the Commission as Exhibit 12 to Schedule 13D/A filed by Michael Xin Hui, The 2012 Michael Xin Hui Irrevocable Qualified Annuity Trust, The Hui Trust, Hui Family Trust, ChemPartner Investment Holdings Limited, ChemExplorer Investment Holdings Ltd. and Joint Benefit Group Limited on December 26, 2012).

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  December 26, 2012

TPG Group Holdings (SBS) Advisors, Inc.

By: /s/ Ronald Cami
Name: Ronald Cami Title: Vice President

David Bonderman

By: /s/ Ronald Cami
Name: Ronald Cami on behalf of David Bonderman (1)

James G. Coulter

By: /s/ Ronald Cami
Name: Ronald Cami on behalf of James G. Coulter (2)

(1)
Ronald Cami is signing on behalf of Mr. Bonderman pursuant to an authorization and designation letter dated July 1, 2010, which was previously filed with the Commission as an exhibit to a Form 13D filed by Mr. Bonderman on July 26, 2010 (SEC File No. 005-43571).

(2)
Ronald Cami is signing on behalf of Mr. Coulter pursuant to an authorization and designation letter dated July 1, 2010, which was previously filed with the Commission as an exhibit to a Form 13D filed by Mr. Coulter on July 26, 2010 (SEC File No. 005-43571).

Schedule I

All addresses are c/o TPG Global, LLC, 301 Commerce Street, Suite 3300, Fort Worth, TX 76102.

Name	Title

David Bonderman	President and Chairman of the Board
James G. Coulter	Senior Vice President and Director
John E. Viola	Vice President and Treasurer
Ronald Cami	Vice President and Secretary
David C. Reintjes	Chief Compliance Officer and Assistant Secretary
G. Douglas Puckett	Assistant Treasurer
Steven A. Willmann	Assistant Treasurer

INDEX TO EXHIBITS

1.
Agreement of Joint Filing by TPG Advisors II, Inc., TPG Advisors III, Inc., TPG Advisors V, Inc., TPG Advisors VI, Inc., T3 Advisors, Inc., T3 Advisors II, Inc., TPG Group Holdings (SBS) Advisors, Inc., David Bonderman and James G. Coulter, dated as of February 14, 2011 (previously filed with the Commission as Exhibit 1 to Schedule 13G filed by TPG Group Holdings (SBS) Advisors, Inc., David Bonderman and James G. Coulter on February 14, 2011).

2.	Proposal Letter dated July 6, 2012, from Michael Xin Hui and TPG Star Charisma Limited to the Board of Directors of ShangPharma Corporation (previously filed with the Original Schedule 13D).

3.
Consortium Agreement dated July 6, 2012, by and among Michael Xin Hui, ChemExplorer Investment Holdings Ltd., ChemPartner Investment Holdings Limited, and TPG Star Charisma Limited (previously filed with the Original Schedule 13D).

4.
Amendment to Consortium Agreement dated December 21, 2012, by and among Michael Xin Hui, ChemExplorer Investment Holdings Ltd., ChemPartner Investment Holdings Limited, and TPG Star Charisma Limited (previously filed with the Commission as Exhibit 4 to Schedule 13D/A filed by Michael Xin Hui, The 2012 Michael Xin Hui Irrevocable Qualified Annuity Trust, The Hui Trust, Hui Family Trust, ChemPartner Investment Holdings Limited, ChemExplorer Investment Holdings Ltd. and Joint Benefit Group Limited on December 26, 2012).

5.
Agreement and Plan of Merger dated December 21, 2012, by and among ShangPharma Holdings Limited, ShangPharma Parent Limited, ShangPharma Merger Sub Limited and ShangPharma Corporation. (previously filed with the Issuer’s Form 6-K on December 26, 2012).

6.
Voting Agreement dated December 21, 2012, by and among ShangPharma Corporation, ShangPharma Parent Limited, Joint Benefit Group Limited, ChemExplorer Investment Holdings Ltd., ChemPartner Investment Holdings Limited, Han Ming Tech Investment Limited, TPG Star Charisma Limited and TPG Biotech II Charisma Limited (previously filed with the Commission as Exhibit 6 to Schedule 13D/A filed by Michael Xin Hui, The 2012 Michael Xin Hui Irrevocable Qualified Annuity Trust, The Hui Trust, Hui Family Trust, ChemPartner Investment Holdings Limited, ChemExplorer Investment Holdings Ltd. and Joint Benefit Group Limited on December 26, 2012).

7.
Contribution Agreement dated December 21, 2012, by and among ShangPharma Holdings Limited, ShangPharma Parent Limited, Joint Benefit Group Limited, ChemExplorer Investment Holdings Ltd., ChemPartner Investment Holdings Limited, Han Ming Tech Investment Limited, TPG Star Charisma Limited and TPG Biotech II Charisma Limited (previously filed with the Commission as Exhibit 7 to Schedule 13D/A filed by Michael Xin Hui, The 2012 Michael Xin Hui Irrevocable Qualified Annuity Trust, The Hui Trust, Hui Family Trust, ChemPartner Investment Holdings Limited, ChemExplorer Investment Holdings Ltd. and Joint Benefit Group Limited on December 26, 2012).

8.
Limited Guaranty dated December 21, 2012, from Michael Xin Hui, TPG Star, L.P. and TPG Biotechnology Partners II, L.P. in favor of ShangPharma Corporation (previously filed with the Commission as Exhibit 8 to Schedule 13D/A filed by Michael Xin Hui, The 2012 Michael Xin Hui Irrevocable Qualified Annuity Trust, The Hui Trust, Hui Family Trust, ChemPartner Investment Holdings Limited, ChemExplorer Investment Holdings Ltd. and Joint Benefit Group Limited on December 26, 2012).

9.
Commitment Letter dated December 21, 2012, from TPG Star, L.P. and TPG Biotechnology Partners II, L.P. to ShangPharma Holdings Limited (previously filed with the Commission as Exhibit 9 to Schedule 13D/A filed by Michael Xin Hui, The 2012 Michael Xin Hui Irrevocable Qualified Annuity Trust, The Hui Trust, Hui Family Trust, ChemPartner Investment Holdings Limited, ChemExplorer Investment Holdings Ltd. and Joint Benefit Group Limited on December 26, 2012).

10.
Commitment Letter dated December 21, 2012, from Joint Benefit Group Limited (previously filed with the Commission as Exhibit 10 to Schedule 13D/A filed by Michael Xin Hui, The 2012 Michael Xin Hui Irrevocable Qualified Annuity Trust, The Hui Trust, Hui Family Trust, ChemPartner Investment Holdings Limited, ChemExplorer Investment Holdings Ltd. and Joint Benefit Group Limited on December 26, 2012).

11.
Commitment Letter dated December 21, 2012, from Standard Chartered Bank (Hong Kong) Limited to ShangPharma Parent Limited (previously filed with the Commission as Exhibit 11 to Schedule 13D/A filed by Michael Xin Hui, The 2012 Michael Xin Hui Irrevocable Qualified Annuity Trust, The Hui Trust, Hui Family Trust, ChemPartner Investment Holdings Limited, ChemExplorer Investment Holdings Ltd. and Joint Benefit Group Limited on December 26, 2012).

12.
Interim Investors Agreement dated December 21, 2012, by and among ShangPharma Holdings Limited, ChemExplorer Investment Holdings Ltd., ChemPartner Investment Holdings Limited, TPG Star Charisma Limited and TPG Biotech II Charisma Limited (previously filed with the Commission as Exhibit 12 to Schedule 13D/A filed by Michael Xin Hui, The 2012 Michael Xin Hui Irrevocable Qualified Annuity Trust, The Hui Trust, Hui Family Trust, ChemPartner Investment Holdings Limited, ChemExplorer Investment Holdings Ltd. and Joint Benefit Group Limited on December 26, 2012).